UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ___________

Commission File Number: 1-15174

SIEMENS SAVINGS PLAN

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

Siemens Aktiengesellschaft
c/o Siemens Corporation
601 Lexington Avenue, 56th Floor
New York, New York 10022

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

SIEMENS

SIEMENS SAVINGS PLANS

(as defined herein)
Individual Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

SIEMENS

SIEMENS SAVINGS PLANS

(as defined herein)
Individual Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007

(With Report of Independent Registered Public
Accounting Firm Thereon)

SIEMENS SAVINGS PLANS

Table of Contents

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Registered Public Accounting Firm

The participants of Siemens Savings Plan and Siemens Savings Plan for Union Employees and the Members of the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of Siemens Savings Plan ("Savings Plan") and Siemens Savings Plan for Union Employees ("Union Plan") (collectively, the "Siemens Savings Plans" or the "Plans") as of December 31, 2008, and the related individual statements of changes in net assets available for benefits for the year then ended. These individual financial statements are the responsibility of the management of each of the respective Plans. Our responsibility is to express an opinion on these individual financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2008, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic individual financial statements taken as a whole. The individual supplemental schedules H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 are presented for purposes of additional analysis and are not a required part of the basic individual financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Each of the individual supplemental schedules is the responsibility of the management of each of the respective Plans. These individual supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic individual financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic individual statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
June 25, 2009

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The participants of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees and the Members of the Siemens Corporation Administrative and Investment Committees:

We have audited the accompanying individual statements of net assets available for benefits of the Siemens Savings Plan and the Siemens Savings Plan for Union Employees (collectively, the Plans) as of December 31, 2007. These individual financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these individual financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the individual financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the individual financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall individual financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans as of December 31, 2007 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

New York, New York
June 20, 2008

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits
December 31, 2008

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 6)	$ 5,325,822,987	$ 132,909,444
Participants' loans receivable	107,581,649	5,870,812
Total assets, at fair value	5,433,404,636	138,780,256
Liabilities:		
Excess contribution refunds	4,235	1,390
Total liabilities	4,235	1,390
Net assets available for benefits, at fair value	5,433,400,401	138,778,866
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(26,172,731)	(903,045)
Net assets available for benefits	$ 5,407,227,670	$ 137,875,821

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Net Assets Available for Benefits
December 31, 2007

	Savings Plan	Union Plan
Assets:		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value (note 6)	$ 7,230,772,092	$ 192,204,634
Participants' loans receivable	111,537,992	8,121,668
Total assets, at fair value	7,342,310,084	200,326,302
Liabilities:		
Excess contribution refunds	—	30,336
Total liabilities	—	30,336
Net assets available for benefits, at fair value	7,342,310,084	200,295,966
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(29,439,041)	(1,361,484)
Net assets available for benefits	$ 7,312,871,043	$ 198,934,482

See accompanying notes to individual financial statements.

SIEMENS SAVINGS PLANS

Individual Statements of Changes in Net Assets Available for Benefits
Year ended December 31, 2008

	Savings Plan	Union Plan
Additions to net assets attributed to:		
Plan's share of the net investment income		
of the Master Trust for Siemens Savings Plans (note 6):		
Net depreciation in fair value of		
investments	$ (2,042,729,728)	$ (36,841,312)
Interest	115,456,025	3,472,936
Dividends	38,842,214	673,076
Interest on participants' loans	7,622,588	411,661
Total investment loss	(1,880,808,901)	(32,283,639)
Contributions:		
Participants	439,878,778	10,880,865
Excess contribution refunds	(4,235)	(1,389)
Employer	177,455,495	3,727,879
Total contributions	617,330,038	14,607,355
Net decrease	(1,263,478,863)	(17,676,284)
Deductions from net assets attributed to:		
Benefits paid to participants	470,875,808	12,191,365
Plan expenses	15,832,431	324,861
Total deductions	486,708,239	12,516,226
Net decrease in net		
assets prior to net asset transfers	(1,750,187,102)	(30,192,510)
Asset transfers, net (note 9)	(155,456,271)	(30,866,151)
Net decrease	(1,905,643,373)	(61,058,661)
Net assets available for benefits:		
Beginning of year	7,312,871,043	198,934,482
End of year	$ 5,407,227,670	$ 137,875,821

See accompanying notes to individual financial statements.

(1) Description of Plans

The following description of the Siemens Savings Plan (the "Savings Plan"), and the Siemens Savings Plan for Union Employees (the "Union Plan") (separately, the "Plan", and collectively, the "Plans" or the "Siemens Savings Plans") is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the "Company"), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), covering salaried, hourly, and union employees of the Company, its affiliates and other participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plans generally define an employee as any person employed by the Company or any affiliated or participating company, provided that the person is residing in the United States and is receiving United States source income.

Participation in the Savings Plan is available to any employee who is employed by the Company or a participating company, excepting leased employees, nonresident aliens, an employee assigned to an affiliated company located outside the United States and who is neither a citizen of the United States nor a lawful permanent resident of the United States within the meaning of Section 7701(b)(1)(A)(i) of the Internal Revenue Code, and anyone employed on a temporary basis for not more than twelve months. Unless expressly approved by the Company, employees covered by a collective bargaining agreement not providing for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or any affiliated company and covered by a collective bargaining agreement providing for participation in the Union Plan, provided that said person is residing in the U.S. and is receiving U.S. source income.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in one of the respective Plans generally automatically becomes a participant in the appropriate Plan and will have tax-deferred contributions of 3% of the employee's annual compensation withheld after 30 days of being eligible for such Plans, unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or elects to participate on a basis other than tax deferred contributions.

Effective January 1, 2007, the default investment option for the automatic contribution was changed from the Stable Value Investment Option to one of the LifeCycle Portfolios determined based on the participant's year of birth as follows:

LifeCycle Portfolio	Year of Birth
LifeCycle Retirement Portfolio	1941 or earlier
LifeCycle 2010 Portfolio	1942 to 1949
LifeCycle 2020 Portfolio	1950 to 1959
LifeCycle 2030 Portfolio	1960 to 1969
LifeCycle 2040 Portfolio	1970 or 1979
LifeCycle 2050 Portfolio	1980 or later

As a result of acquisitions during 2007, employees from certain companies became eligible to participate in one of the Plans. In addition, the assets and liabilities of participants in plans associated with these acquired companies (the "Prior Plans") were transferred into one of the Plans as noted in note 9. Prior service under the Prior Plans is recognized as stated in the plan document for each of the Plans. Generally, service recognized under a Prior Plan is recognized as continuous employment for eligibility and vesting purposes under the respective Plan. Each active employee with account balances that were transferred into one of the Plans from one of the Prior Plans remained fully vested in their Prior Plans' fully vested account balances.

As a result of sales of certain businesses or participants transferring between the Savings Plan and the Union Plan, the respective assets and liabilities of participants for the companies listed in note 9 were transferred out of one of the Plans into a plan established by the acquiring company.

Administration

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans. The Administrative Committee is currently composed of the Director of Employee Benefits of the Company, the Vice President and Controller of the Company, and six human resource representatives from certain of Siemens affiliates who are appointed by the Senior Vice President of Human Resources of the Company. The six-person Investment Committee is currently composed of the following members: the Executive Vice President and Chief Financial Officer of the Company (who serves as Chairman of the Investment Committee); the President of the Siemens Capital Company, LLC; the Senior Vice President, General Counsel and Secretary of the Company; Senior Vice President of Human Resources of the Company; the Vice President of Mergers & Acquisitions of the Company; and the Vice President and Controller of the Company, all of whom are appointed by the Board of Directors of the Company.

Contributions

Each Participant in the Savings Plan or Union Plan (as the case may be) can elect to contribute from 2% to 25%, in 1% increments, of their annual compensation, as defined by the plan documents for each of the Plans. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax bases. Each Plan also allows participants to change their contribution percentages daily. Participants may cease their contributions at any time.

Effective February 2003, the Savings Plan and the Union Plan each allowed participants age 50 and older to make additional tax-deferred contributions. These catch-up contributions were subject to Internal Revenue Service (IRS) limits of $5,000 in 2008.

For the majority of employees, the Company or the participating company, as applicable, matches 50% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For some groups of employees, the Company or the participating company, as applicable, matches 75% of its employee's contribution on the first 6% of the employee's compensation contributed to the appropriate Plan. For most employees eligible for participation in the Siemens Savings Plan and who are hired or rehired on or after April 1, 2006, the Company or the participating company matches 100% of each employees contributions on the first 6% of the employee's compensation contributed to the Plan.

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that may otherwise be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (defined benefit pension plans sponsored by the Company) directly into the appropriate Plan.

As dictated by the IRS, the maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $46,000 for 2008, or 100% of the participant's annual compensation. For the 2008 calendar year, IRS limited the annual tax-deferred contribution to $15,500 each participant. Other IRS limits exist for certain highly compensated employees participating in either of the Plans.

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Siemens Savings Plans:

a) Stable Value Investment Option,
b) U.S. Large Cap Stock Investment Option,
c) High Yield Bond Investment Option,
d) Non-U.S. Developed Markets Stock Investment Option,
e) Core Bond Investment Option,
f) U.S. Small Cap Stock Investment Option,
g) LifeCycle Investment Portfolios,
h) Non-U.S. Emerging Markets Stock Investment Option,
i) Siemens AG Stock Investment Option, and
j) Self-Directed Brokerage Window Investment Option.

Each of the Plans allows participants to change their investment elections prospectively and to transfer funds between investment options (including the Self-Directed Brokerage Window Investment Option), on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year until two days after announcement of Siemens AG's quarterly or annual financial results. Participants should invest in the Plans as part of a long term investment strategy and avoid short term trading. The investment managers for the options of the Plans have taken reasonable measures to prevent short term trading activity that may be harmful to that investment option and to long term investors in that investment. Each of the Plans will take action as deemed appropriate to protect the interest of participants in such Plan who may be adversely affected by high frequency of trading in the Plan's investment options by other participants in the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions, associated company contributions, and applicable earnings or losses (net of apportioned plan expenses). The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

Vesting

Each Participant's contributions and earnings thereon are fully vested at all times. Company contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, reaching 100% vesting after five years of continuous employment with the Company, its subsidiaries or affiliates. In addition, each participant becomes 100% vested in the Company's contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the respective Plan, complete discontinuance of Company contributions, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in one of the Plans.

For Company contributions made subsequent to the effective date of a Company subsidiary or affiliate plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective plan. Prior service under each originating plan is recognized, as stated in the plan documents of the appropriate Plan.

Participant Loans

Each of the Plans allows any participant to borrow an amount equal to the lesser of 50% of their vested account balance or $50,000 (less highest outstanding loan balance in the last 12 months). The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). The balance in a borrowing participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically. Principal and interest are to be repaid ratably during the year through payroll deductions. Any loans outstanding at the time a participant leaves employment with Siemens are deemed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days.

The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant and must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the taxable portion of the remaining principal and any accrued interest that was due as of the date of the loan default.

Payment of Benefits

Each of the Plans disburses funds for termination of participation as a result of the following: retirement, death, total or permanent disability, permanent layoff, termination of employment with the Company, or transfer to an affiliated company outside the United States which does not participate in one of the Plans. The payment of such disbursement can take one of three forms: lump sum payment, two partial payments within a calendar year, or installment payments. However, currently, any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, currently, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise. Each of the Plans also permits in-service withdrawal under certain circumstances.

(2) Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plans have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of each tax position taken or expected to be taken to determine whether such tax position is "more likely than not" to be sustained by the applicable tax authority. Any tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. The Plans adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a significant impact on the Plans' financial statements.

Fair Value Measurements

In September 2006, FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("FAS 157"). FAS 157 established a single authoritative definition of fair value, established a framework for measuring fair value and expanded disclosures about fair value measurements. FAS 157 applies to fair value measurements already required or permitted by existing standards. The change to U.S. GAAP from the application of FAS 157 relates to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Each of the Siemens Savings Plans adopted FAS 157 for its financial statement reporting effective December 31, 2008. FAS 157 defines fair value as the exchange price that would be received for an asset or paid for a liability in a most advantageous market for these assets or liabilities in an orderly transaction between market participants on the measurement date. The standard also provides a fair value hierarchy which requires each Plan to maximize the use of observable inputs and minimize unobservable inputs when determining fair value and also established three levels of classifications. The levels are:

- Level 1 – Quoted market prices or identical assets or liabilities in active markets e.g. NYSE, NASDAQ and over the counter markets that the Plan has the ability to access as of the measurement date.

- Level 2 – Significant other observable inputs (other than Level 1 prices) e. g. interest rates, yield curves, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

- Level 3 – Significant unobservable inputs that reflect the custodian's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following table sets forth, by level and within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2008:

Master Trust Savings Plans Investments at Fair Value as of December 31, 2008						
		Level 1	Level 2		Total
Collective investment funds	$	-	2,233,019,370	$	2,233,019,370
Common collective funds	$	-	1,782,617,674	$	1,782,617,674
Domestic and foreign common stock	$	283,851,593	-	$	283,851,593
Perferred Stock	$	99,802,348	-	$	99,802,348
Registered investment companies	$	38,127,770	245,285,928	$	283,413,698
Corporate debt obligation	$	-	150,255,098	$	150,255,098
Government obligations	$	34,616,750	154,379,478	$	188,996,227
Siemens AG ADSs	$	283,505,435	-	$	283,505,435
Self Directed Brokerage Window	$	132,581,708	-	$	132,581,708
Participant loans	$	-	115,800,727	$	115,800,727
Short-term investments	$	-	41,854,820	$	41,854,820
Total		872,485,603	4,723,213,096	$	5,595,698,699

The table above includes aggregate participant loan balances of $115,800,727, which are not part of the Master Trust table presented in Note 6. This table also excludes receivables and payables for pending trades of $76,234,954 and ($93,588,875) respectively which are part of the Master Trust table in Note 6.

Risks and Uncertainties

The Plans may invest in various types of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in individual statement of net assets available for benefits.

Plans' exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Siemens AG Stock Fund, which essentially invests in the securities of a single issuer (Siemens AG). The underlying value of the ADSs of Siemens AG is entirely dependant upon the performance of the Siemens AG and the market's evaluation of such performance. If a participant directs that his or her contributions be invested through the Self-Directed Brokerage Window Option, the participant directs the extent to which such amounts will be diversified.

Reporting of Fully Benefit Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the applicable plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

Investment Valuation and Income Recognition

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of funds within the Master Trust represent the proportionate participation in the Master Trust's funds and includes earnings from realized and unrealized appreciation and depreciation of the funds' investments, interest and dividend income, less investment-related fees and expenses charged to the funds.

The Master Trust investments are recorded at fair value. Investments in securities and American Depository Shares ("ADSs") are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit-value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit-value as established by the fund trustee or general partner and reported to the Master Trust. Collective investment funds which are wrapped by insurance companies and other financial institutions are valued at fair value. Investments in forward currency contracts are marked-to-market using quoted prices on the valuation date. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Plan Expenses

Only expenses of the Plans that are permitted to be charged to the Master Trust are charged to the Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment fund on a daily basis. For expenses that are specific to an investment fund, such as investment manager fees, the contracted expense rate is charged to the specific investment fund's net assets on a daily basis and are included in the investment fund's reported income. Contracted expense rates vary based on the investment fund.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit any nonvested portion of company contributions and any earnings thereon in accordance with the terms of the respective Plans. Such forfeitures of company contributions are applied to reduce future company contributions. During 2008, employer contributions for the Savings Plan and the Union Plan were reduced by $4,463,941 and $83,939, respectively, from forfeited nonvested amounts. At December 31, 2008, forfeited non-vested amounts totaled $0 for the Savings Plan and the Union Plan. At December 31, 2007, forfeited non-vested amounts totaled $95,495 and $0 for the Savings Plan and the Union Plan, respectively.

(3) Parties-in-Interest

Currently, six members of the Investment Committee and the eight members of the Administrative Committee are participants in the Savings Plan. The plan trustee, BNY Mellon Bank NA (the "Trustee"), also serves as an investment manager with respect to one of the funds of the Plans. In addition, the Trustee also serves as the custodian for certain commingled funds managed by INVESCO in which the Plans participate.

(4) Plan Termination

The Company reserves the right to discontinue either or both of the Plans at any time. In the event that a termination of either of the Plans should occur, the value of each participant's account (including company contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

(5) Tax Status of the Plans

The IRS has issued determination letters dated April 23, 2008 and March 12, 2008 for the Savings Plan and the Savings Plan for Union Employees, respectively, advising that the Plans, qualify for tax-exempt status pursuant to the provisions of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes. The Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Internal Revenue Code.

(6) Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other Company-sponsored or Company affiliate-sponsored defined contribution plans. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by BNY Mellon NA at December 31, 2008 and 2007.

At December 31, 2008 and 2007, each of the Plans' respective proportionate interests in the net assets of the Master Trust were approximately as follows:

	2008	2007
Savings Plan	97.5%	97.3%
Union Plan	2.4%	2.6%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

Related Party Transactions

For the year ended December 31, 2008, the Master Trust purchased 1,996,446 Siemens ADSs with a fair market value of $182,208,785 and sold 943,289 Siemens ADSs for proceeds of $123,856,829 resulting in realized gains of $3,948,294. At December 31, 2008 and 2007, the market values of the Siemens AG Stock Investment Option were $283,505,435 and $472,092,274, respectively, which represented 5.2% and 6.4% of the Master Trust's total market value, respectively.

Securities Lending

As of December 31, 2008, the Master Trust participated in the BNY Mellon Global Securities Lending Program for its U.S. and Non-U.S. securities. Under this program, securities are lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels are equal to a percentage of the market value of the borrowed securities. For U.S. securities, collateral shall not be less than 102%, and for non-U.S. securities, collateral shall not be less than 105%, unless it is denominated in the same currency as the collateral, in which case it will be 102%. Collateral received is invested in a short-term collateral re-investment fund that is managed by BNY Mellon's Global Security Lending Group, and the fund consists of high quality short-term investments. The value of loaned securities amounted to $67,685,608 and $207,226,093 at December 31, 2008 and 2007, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

The following table presents the fair values of investments for the Master Trust at December 31, 2008 and 2007:

	2008	2007
Collective investment funds	$ 2,097,969,863	$ 1,745,604,474
Common collective funds	2,009,549,301	3,237,750,247
Domestic and foreign common stock	259,911,457	930,727,180
Preferred Stock	194,370	211,165
Registered investment companies	466,423,424	786,100,274
Government obligations	169,952,725	108,760,358
Corporate debt obligations	147,019,704	146,334,669
Siemens AG ADSs	283,505,435	472,092,274
Limited partnership	379,595	359,397
Short-term investments	42,025,378	28,812,859
Securities on loan against collateral	67,685,608	207,226,093
Receivable for securities sold, accrued income and other receivables	76,234,954	35,549,725
Forward currency contracts – net	(91,756)	13,773
Liability for collateral deposits	(64,627,132)	(214,774,266)
Payable for securities purchased and accrued liabilities	(93,588,875)	(58,159,140)
Net assets of the Master Trust, at fair value	5,462,544,051	7,426,609,082
Adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	(27,122,140)	(30,863,222)
Net assets of the Master Trust	$ 5,435,421,911	$ 7,395,745,860

The total investment income of the Master Trust for the year ended December 31, 2008 was as follows:

Net appreciation (depreciation) in fair value of investments:		
Domestic and foreign common stock, including Siemens AG ADS's	$	(708,367,439)
Government obligations		8,044,908
Corporate debt obligations		(36,449,565)
Common collective funds		(987,488,742)
Registered investment companies		(355,902,026)
Other investments		591,823
		(2,079,571,041)
Interest		119,089,679
Dividends		39,515,290
Investment income of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts	$	(1,920,966,072)

The Master Trust interest income shown above includes $160,718 for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the income from the Stable Value fund. The Company and the trustee for the Master Trust have entered into a subtrustee agreement with the trustee of the Siemens Corporation Savings Plan For Puerto Rico Employees, Banco Popular de Puerto Rico.

Forward Currency Contract – Net

In order to hedge against foreign currency exchange rate risks, certain investment managers for the Master Trust may buy or sell foreign forward currency contracts. Foreign forward currency contracts obligate one party to purchase, and the other party to sell, a specific currency at a set price on a future date. Foreign forward currency contracts are valued daily based on forward currency rates with the resulting adjustment being recorded as unrealized gain/loss. At December 31, 2008 and 2007, the net unrealized gain/loss balance for forward currency futures contracts was a net loss of $91,756 and a net gain of $13,773, respectively, as detailed below.

As of December 31, 2008 and 2007, the Master Trust had open positions to buy foreign forward currency contracts in various denominations in exchange for $3,702,829 and $1,401,235, respectively, and whose values at December 31, 2008 and 2007 were $3,695,283 and $1,401,235, respectively, resulting in a loss of $7,546 for 2008 and no gain or loss for 2007 .

As of December 31, 2008 and 2007, the Master Trust had open positions to sell foreign forward currency contracts in various denominations in exchange for $3,702,829 and $1,401,235, respectively, and whose values at December 31, 2008 and 2007 were $3,787,039 and $1,387,462, respectively, resulting in a loss of $84,210 and a gain of $13,773 for 2008 and 2007, respectively.

(7) Investments

The following description of the Master Trust's investments relates only to the investment options that were available to the Plans' participants at December 31, 2008. The information is provided for general information purposes only and participants should refer to the respective Plan's prospectus and to each fund's prospectus and annual report for more complete information.

Stable Value Investment Option

This option invests in financial instruments designed to create a synthetic guaranteed investment contract. The financial instruments consist of high quality fixed income instruments along with investment contracts and wrapper contracts with insurance companies, banks, and other financial institutions. The wrapper contracts are issued by highly-rated financial institutions and serve to preserve the value of the fund's investments by mitigating the fluctuations in the market value of the fixed income instruments. The objective of this investment option is to provide liquidity and safety of principal while providing a higher return over time than the return offered by money market funds. The assets underlying this investment option are currently managed by INVESCO Institutional. However, there is no guarantee (either from INVESCO Institutional or of the Plans or the Company) of achieving the objective, and there in no guarantee against loss of principal or earned investment returns.

Employer and participant contributions invested in the investment contracts, as well as any interest credited thereon, are guaranteed by the financial institution issuing the wrapper contract and not by either of the Plans or the Company. The overall credit quality of the assets in each separately managed account will not be below a grade of AA.

The rate of return credited to participants' accounts for the Stable Value Investment Option was 4.41% and 4.91% for 2008 and 2007, respectively. The average yields earned by the plan in 2008 and 2007 were 4.90% and 4.96%, respectively.

U.S. Large Cap Stock Investment Option

This option's assets are invested in a passive S&P 500 Index portfolio. The assets underlying this investment option are currently managed by Barclays Global Investors, N.A. ("BGI"), and State Street Global Advisors ("SSGA"). The objective of this investment option is to closely track the returns of the S&P 500 Index. However, there is no guarantee (either from BGI, SSGA, the Plans or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns. On November 4, 2008 the funds actively managed by Capital Guardian and Legg Mason were replaced by a passively managed S&P 500 index fund of SSGA. On November 21, 2008 the fund actively managed by SSGA – Enhanced Index was replaced by a passively managed S&P 500 index fund of SSGA.

High Yield Bond Investment Option

This option invests in a variety of below-investment-grade income securities, including (but not limited to) public and private corporate fixed-income securities, U.S.-dollar-denominated fixed-income securities of foreign issuers, convertible securities, zero-coupon securities and preferred stocks. The assets underlying this investment option are currently managed by Loomis Sayles & Company and Pacific Investment Management Company ("PIMCO"). The investment option seeks to exceed the return of the Merrill Lynch High Yield Master II Bond Index through both current income and capital appreciation, while approximating the average portfolio maturity and credit rating of that index. However, there is no guarantee (from Loomis Sayles & Company, PIMCO, either of the Plans or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

Non-U.S. Developed Markets Stock Investment Option

This option invests primarily in the stocks of companies based outside the United States. These companies operate in countries considered to have well-developed, smoothly functioning securities markets and an underlying legal structure that supports financial investments. The assets underlying this investment option are currently managed by Capital Guardian, BGI and Gratham, Mayo, Van Otterloo ("GMO"). The objective of investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International Europe, Australasia, Far East ("MSCI EAFE") Index. However, there is no guarantee (from Capital Guardian, BGI, GMO either of the Plans or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 20-30% or more of the total investment option.

Self-Directed Brokerage Window Investment Option

The self-directed brokerage ("SDB") account is administered through Hewitt Financial Services. This account allows participants to build and manage their own portfolios by directing selecting from over 10,000 stocks and 9,500 mutual funds. A minimum balance of $500 in investments in one of the Plans other than in the SDB account and the Siemens AG Stock Investment Option account is required to be eligible to participate in this option. This investment choice is designed for the sophisticated investor who is willing to assume responsibility for closely monitoring his or her own investments. Employee contributions to one of the Plans directly from the employee's paycheck cannot be directed into an SDB account. Instead, transfers from other investment options in such Plan are the only way a participant can contribute to an SDB account. There is no guarantee (from Hewitt Financial Services, either of the Plans or the Company) against loss of principal or earned investment returns.

Core Bond Investment Option

The option invests in a variety of investment-grade fixed-income securities, including (but not limited to) fixed-income securities issued by the U.S. Government and Agencies, corporation, mortgage-backed issuers, asset-backed issuers, U.S.-dollar-denominated securities of foreign issuers and preferred stocks. The assets underlying this investment option are managed by Blackrock Financial Management, Inc. and Wellington Management Company. The objective of the investment option is to seek a total return that exceeds that of the Lehman Brothers Aggregate Bond Index. However, there is no guarantee (from Blackrock Financial Management, Inc., Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 4-10% or more of the total investment option.

U.S. Small Cap Stock Investment Option

The option invests in securities of a diverse group of small U.S. companies whose securities are traded in the U.S. securities markets. The assets underlying this investment option are managed by AXA Rosenberg Investment Management, SSGA and Wellington Management Company. The objective of the investment option is to seek long-term growth of principal, with performance exceeding that of the Russell 2500 Index. However, there is no guarantee (either from AXA Rosenberg Investment Management, SSGA, Wellington Management Company or the Company) of achieving the objective, nor is there a guarantee against loss of principal or earned investment returns.

LifeCycle Portfolios

Each of the LifeCycle portfolios invests in shares of one of the five diversified collective funds managed by BGI. The objective of each portfolio is to meet long-term investment goals based upon various time horizons. However, there is no guarantee (from BGI or the Company) of achieving any of the various portfolio objectives, and is there is no guarantee against loss of principal or unrealized investment returns. Each portfolio uses an asset allocation strategy to invest in a portfolio with a varying mix of U.S. and international asset classes. As time passes and market conditions change, each portfolio is adjusted, seeking to maximize investment returns as appropriate for each portfolio's investment time horizon. For example, the LifeCycle Retirement Portfolio is designed for capital preservation, for those withdrawing their money because they are in their retirement. The four other LifeCycle Portfolios' time horizons are: LifeCycle 2010 Portfolio, LifeCycle 2020 Portfolio, LifeCycle 2030 Portfolio and LifeCycle 2040 Portfolio. As of June 19, 2008 LifeCycle 2050 Portfolio became available as an option in the LifeCycle funds.

Non-U.S. Emerging Markets Stock Investment Option

This option invests primarily in the securities of companies organized outside the United States, in countries considered to have less-highly developed securities markets. The assets underlying this investment option are currently managed by Capital International, Inc., BGI, and SSGA. The objective of this investment option is to seek long-term capital growth with performance exceeding that of the Morgan Stanley Capital International ("MSCI") Emerging Markets Free Index. However, there is no guarantee (either from Capital International, BGI, SSGA, the Plans or the Company) of achieving the objective, and there a guarantee against loss of principal or unrealized investment returns.

This investment option includes an indexed portfolio, managed by BGI, to provide liquidity necessary to accommodate daily transactions by participants. This liquidity vehicle may constitute as much as 5-15% or more of the total investment option.

Siemens AG Stock Investment Option

This option invests only in the American Depository Shares (ADSs) of Siemens AG with a modest amount held in money market instruments in order to provide liquidity and to accommodate daily transactions. The objective of this option is to offer participants an opportunity to invest in a U.S. security tracking the performance of Siemens AG ordinary shares. The ADSs are securities issued by a U.S. bank depositary under an agreement with Siemens AG and they represent an interest in ordinary shares of Siemens AG held by a custodian bank on behalf of the depositary. Siemens AG ADSs are listed on the New York Stock Exchange and provide a way for U.S. investors to indirectly invest in Siemens AG ordinary shares through a security that is publicly traded in the United States. Trading of the ADSs is priced in U.S. dollars and dividends on the ordinary shares underlying ADSs are paid in U.S. dollars. Cash dividends are reinvested into the fund on the date paid by Siemens AG. To the extent that the dividends are paid by Siemens AG, they are paid on the ADSs in cash at the rate of 85% of the full dividend because of foreign withholding taxes. This option is not diversified since assets are invested in a single security. There is no guarantee against loss of principal or unrealized investment returns. The trustee buys and sells the Siemens AG ADSs at fair market value, paying brokerage commissions from fund assets.

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the financial statements to the Siemens Savings Plans to the Form 5500 at December 31, 2008 and 2007:

	Savings Plan 2008	Savings Plan 2007
Net assets available for benefits per the financial statements	$ 5,407,227,670	$ 7,312,871,043
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	26,172,731	29,439,041
(Less) amounts allocated to withdrawing participants	(2,347,411)	(5,457,880)
Net assets available for benefits per the Form 5500	$ 5,431,052,990	$ 7,336,852,204

	Union Plan 2008	Union Plan 2007
Net assets available for benefits per the financial statements	$ 137,875,821	$ 198,934,482
Add/(less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts	903,045	1,361,484
Net assets available for benefits per the Form 5500	$ 138,778,866	$ 200,295,966

The following is a reconciliation of investment loss per the financial statements to the Form 5500 for the Savings Plans at December 31, 2008:

	Savings Plan	Union Plan
Total investment loss per the financial statements	$ (1,880,808,901)	$ (32,283,639)
Add adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2008	26,172,731	903,045
(Less) adjustment from fair value to contract value for fully benefit responsive guaranteed investment contracts at December 31, 2007	(29,439,041)	(1,361,484)
(Less) plan expenses	(15,832,431)	(324,861)
Total investment loss per the Form 5500	$ (1,899,907,642)	$ (33,066,939)

There is no reconciling of benefits paid to participants for the Union Plan's financial statements to its Form 5500 as of December 31, 2008.

The following is a reconciliation of benefits paid to participants from the Savings Plan's financial statements to its Form 5500 at December 31, 2008:

Benefits paid to participants per the financial statements	$	470,875,808
Add amounts allocated to withdrawing participants at December 31, 2008		2,347,411
Less amounts allocated to withdrawing participants at December 31, 2007		(5,457,880)
Benefits paid to participants per the Form 5500	$	467,765,339

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

(9) Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans and permitted the opportunity to transfer their accumulated vested balances in their Prior Plan to whichever one of the Plans in which they were eligible to participate. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or business units were required to terminate participation in the Plans and, their vested balances were transferred to plans established by the acquiring companies. In addition, certain employees transferred assets between the Savings Plan and the Savings plan for Union Employees. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2008 is as follows:

Plan name	Effective date	Transfers to/ (from) Savings Plan	Transfers to/ (from) Union Plan
Continental N.A. Savings Plan for Union Employees and Continental N.A. Savings Plan	January 23, 2008	$ (194,187,249)	$ (30,643,160)
Flender Corporation 401(k) Retirement Plan	January 30, 2008	2,975	
Nokia Siemens Networks Savings Plan	February 8, 2008	(126,967,730)	-
Winergy Drive Systems Corporation 401(k) Plan	March 13, 2008	1,280	-
FCC Environmental Employee Savings Plan (SWT Hydrocarbon)	June 10, 2008	(11,298,045)	-
UGS 401(k) Savings Plan	June 24, 2008	220,530,609	-
Turblex, Inc. 401(k) Savings and Retirement Plan	July 8, 2008	3,092,635	-
Electone, Inc. 401(k) Profit Sharing Plan	August 20, 2008	577,039	-
S/D Engineers Inc. 401(k) Plan	September 12, 2008	4,089,966	-
Global Tungsten & Powders Corp. Savings and Retirement Plan	September 17, 2008	(52,460,267)	-
Shape Technology, Inc. 401(k) Profit Sharing Plan	September 30, 2008	937,280	-
Net transfer - between Siemens Savings Plan and Siemens Savings Plan for Union Employees	Various	225,236	(222,991)
Total		$ (155,456,271)	$ (30,866,151)

(10) Subsequent Events

Effective January 9, 2009, approximately $1.2 million was transferred to the Savings Plan from MAC Systems 401K plan.

Effective March 24, 2009, approximately $272.2 million was transferred from the Savings Plan to The Gores Group 401(k) Plan (in connection with the formation of the Enterprise Networks joint venture with the Gores Group).

Effective May 6, 2009, approximately $244.1 million was transferred to the Savings Plan from the Siemens Healthcare Diagnostics Savings Investment Plan.

Effective May 22, 2009, approximately $80.7 million was transferred to the Savings Plan from the Diagnostics Products Corporation Retirement Plan.

Effective May 28, 2009, approximately $1.2 million was transferred from the Savings Plan to The Wood Group 401(k) Plan.

SIEMENS SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
EIN 13-2623356
Plan 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Participants' loans	15,890 loans outstanding with interest rates ranging from 4.00% to 13.00%	—	$ 107,581,649

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of Independent Registered Public Accounting Firm.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
EIN 13-2623356
Plan 016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current value
*	Participants' loans	1,369 loans outstanding with interest rates ranging from 4.00% to 13.00%	—	$	5,870,812

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN
(Registrant)

By: Lawrence Steenvoorden
Siemens Corporation
Vice President & Controller

Date: June 25, 2009

By: Daniel Navatta
Siemens Corporation
Director, Accounting & Reporting

Date: June 25, 2009

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-150656, of Siemens Savings Plan on Form S-8 of our report dated June 25, 2009, appearing in this Annual Report on Form 11-K of Siemens Savings Plan for the year ended December 31, 2008.

J.H. Cohn LLP

Roseland, New Jersey
June 25, 2009

EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The participants of the Siemens Savings Plan and the
Members of the Siemens Corporation Administrative and
Investment Committees:

We consent to the incorporation by reference in Registration Statement (No. 333-150656) on Form S-8 of Siemens Aktiengesellschaft of our report dated June 20, 2008, relating to the individual statement of net assets available for benefits of the Siemens Savings Plan as of December 31, 2007, which report appears in the December 31, 2008 annual report on Form 11-K of the Siemens Savings Plan.

KPMG LLP

New York, New York
June 25, 2009